EXHIBIT 99.141

Management’s Discussion & Analysis

For the year ended October 31, 2020

High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) of High Tide Inc. (“High Tide” or the “Company”) for the year ended October 31, 2020 is dated March 01, 2021. This MD&A should be read in conjunction with the audited Consolidated Financial Statements of the Company for the years ended October 31, 2020 and 2019 (hereafter the “Financial Statements”). The Financial Statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

In this document, the terms “we”, “us” and “our” refer to High Tide. This document also refers to the Company’s three reportable operating segments: (i) the “Retail” Segment represented by brands, including Canna Cabana, KushBar, Grasscity, and CBDcity, (ii) the “Wholesale” Segment represented by brands, including Valiant Distribution (“Valiant”) and Famous Brandz (“Famous Brandz”), and (iii) the “Corporate” Segment.

High Tide is a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the symbol “2LY”, and on the OTCQB Market (“OTCQB”) under the symbol “HITIF”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1, while the address of the Company’s headquarters is #112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

Additional information about the Company, including the October 31, 2020 audited Consolidated Financial Statements, news releases, the Company’s short-form prospectus, and other disclosure items of the Company can be accessed at www.sedar.com and at www.hightideinc.com.

Forward-Looking Information and Statements

Certain statements contained within this MD&A, and in certain documents incorporated by reference into this document, constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In particular, this MD&A contains forward-looking statements pertaining, without limitation, to the following: changes in general and administrative expenses; future business operations and activities and the timing thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company; and its ability to fund its working capital requirements and forecasted capital expenditures.

We believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon.

These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments and Risk Management” in this MD&A.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of the date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Changes in Accounting Policies and Critical Accounting Estimates

The significant accounting policies applied in preparation of the Consolidated Financial Statements for the year ended October 31, 2020 have been disclosed in Note 3 of the Consolidated Financial Statements. On November 1, 2019, the Company adopted IFRS 16 – Leases. The new standard has significant changes to the lessee accounting by removing the distinction between operating and finance leases and requires lessees to recognize a lease liability reflecting its obligation for future lease payments and a right-of-use asset representing its right to use the underlying asset. The impact of the adoption of IFRS 16 is disclosed in Note 3 and Note 28 of the Consolidated Financial Statements for the year ended October 31, 2020.

On November 1, 2019, the Company adopted the new accounting standard, IFRS 16, Leases (“IFRS 16”) using the modified retrospective approach and has not restated comparatives for the 2019 reporting period, as permitted under the specific transitional provisions in the standard.

Non-IFRS Financial Measures

Throughout this MD&A, references are made to non-IFRS financial measures, including earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Corporate Overview

Nature of Operations

The Company’s vision is to offer a full range of best-in-class products and services to cannabis consumers, while growing organically and through acquisitions, to become the world’s premier retail-focused and vertically integrated enterprise.

The Company’s retail operations are focused on business-to-consumer markets. The operations of Canna Cabana (which is one of Canada’s largest cannabis retail networks) and KushBar are focused both on the retail sale of recreational cannabis products for adult use as well as consumption accessories. Grasscity has been operating as a major e-commerce retailer of consumption accessories for over 20 years. It has significant brand equity in the United States and around the world, while providing an established online sales channel for High Tide to sell its proprietary products.

The wholesale operations of Valiant are primarily focused on the manufacturing and distribution of consumption accessories. Valiant designs and distributes a proprietary suite of branded consumption accessories including overseeing their contract manufacturing by third parties. Valiant also focuses on acquiring celebrity licenses, designing, and distributing braded consumption accessories. Additionally, it also distributes a minority of products that are manufactured by third parties. Valiant does not sell its products directly to consumers but operates an e-commerce platform for wholesale customers.

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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Established Consumer Brands:

Competitive Landscape

As of the date of this MD&A, and after the completed acquisition of META Growth Corp., the Company operates 64 corporately owned retail cannabis locations represented by 31 Canna Cabana locations, 19 NewLeaf Cannabis locations, 11 META Cannabis locations, and 3 KushBar locations. Further, the Company has a 50% interest in a partnership that operates a branded retail Canna Cabana location in Sudbury, Ontario and three joint venture operations with 49% interest that operates three branded retail META Cannabis locations in Manitoba. The Company is also represented by three branded locations in Toronto, Ontario, Scarborough, Ontario, and Guelph, Ontario, as well as one franchise in Calgary. In total, the Company currently has a total of 72 branded retail cannabis stores operating across Canada.

Canna Cabana, NewLeaf, and META all provide a unique customer experience focused on retention and loyalty through its Cabana Club membership platform. Members of Cabana Club receive short message service (“SMS”) and email communications highlighting new and upcoming product arrivals, member-only events, and other special offers. The database communicates with highly relevant consumers who are segmented at the local level by delivering regular content that is specific to their local Canna Cabana, NewLeaf, and META locations. Over 50% of the Company’s daily business is conducted with regular Cabana Club members. Cabana Club members spend, on average, 20% more than non-Cabana Club members, which enhances the Retail Segment’s overall basket-size. This is a confirmation that the Company’s one-stop shop ecosystem helps to attract and retain new and existing customers. The Company’s retail recreational cannabis products segment operates amongst many competitors, both consolidated chains and independent operators. Notable competitors include Fire & Flower, Nova Cannabis, Spiritleaf and Tokyo Smoke, as well as numerous independent retailers.

Most of the Company’s competitors applicable to its Wholesale Segment operate primarily as product distributors, while Valiant designs, sources, imports and distributes majority of their own products. This creates advantages through vertical integration, thereby enabling Valiant to bring unique product designs to market and offer wholesale customers favourable terms, proprietary products, and flexible pricing.

In the future, the Company expects its Retail Segment to experience increased competition from the recreational cannabis industry as a greater number of third-party stores are established across Canada, offering both cannabis products and consumption accessories. However, the Company believes that its product knowledge, operational expertise, and margin maximization achieved through its vertically integrated Wholesale Segment will enable it to operate profitably over the long term. In addition, the Company expects opportunities to arise from the legalization of recreational cannabis for its Wholesale Segment to acquire new clients by supplying third-party retailers with consumption accessories on a wholesale basis, thereby offsetting some of the risks associated with the increased competition expected to affect the Retail Segment. While the Company is presently focused on its existing markets in the Provinces of Ontario, Alberta, Saskatchewan, and Manitoba through the subsequent acquisition of META Growth Corp., the Company is looking to expand its presence in Ontario and enter the market in British Columbia. The Company is currently evaluating entering other provinces and territories including North West Territories, and the Yukon as regulations permit and anticipates being able to grow both organically as well as through acquisitions in the future.

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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Select Financial Highlights and Operating Performance

For the year ended October 31,	2020	2019	Change
	$	$	%
Revenue	83,265	31,294	166%
Gross Profit	30,812	11,316	172%
Gross Profit Margin	37%	36%	1%
Total Operating Expenses	(30,016)	(31,190)	(4%)
Adjusted EBITDA(a)	7,974	(16,264)	NM
Income (loss) from Operations	796	(19,874)	NM
Net Loss	(6,354)	(26,292)	(76%)
Loss Per Share (Basic)	(0.03)	(0.13)	(69%)
Loss Per Share (Diluted)	(0.03)	(0.13)	(69%)

(a)	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net Loss in found under “EBITDA and Adjusted EBITDA” in this MD&A.

NM - Not Meaningful

Revenue increased by 166% to $83,265 (2019: $31,294) and gross profit increased by 172% to $30,812 (2019: $11,316). Income from operations increased to $796 (2019: loss $19,874).

The key factors affecting the results for the year ended October 31, 2020 were:

●	Merchandise Sales – Merchandise sales increased by $49,950 or 170% for the year ended October 31, 2020 as compared to 2019. Growth in merchandise sales was largely driven by acquired businesses representing $16,699 of total sales increase; the organic increase in the number of Canna Cabana stores and a shift in consumer spending towards e-commerce that resulted in a significant increase in sales on Grasscity.com, which accounts for $33,251 in total sales increase.

●	Operating Expenses –With continued cost control initiatives, operating expenses decreased by $1,174 or 4% for the year ended October 31, 2020 compared to 2019, and as a percentage of revenue decreased by 64% in 2020 to 36% (2019: 100%). During the year ended October 31, 2020, the Company received $840 in Canada Emergency Wage Subsidy, which has been offset against wages and salaries in the consolidated statements of net loss.

Revenue

Revenue increased by 166% or $51,971 to $83,265 in fiscal 2020 (2019: $31,294).

The increase in revenue was driven primarily by the Company’s Retail Segment via the operations of Canna Cabana and Grasscity.

Addition of new stores and business combinations such as 2680495 Ontario Inc. (Canna Cabana Hamilton, Ontario), 102088460 Saskatchewan Ltd. (Canna Cabana Tisdale, Saskatchewan), Saturninus Partners (Canna Cabana Sudbury, Ontario), into the Company contributed $24,681 of the increase in revenue while existing businesses contributed $27,290.

The Company’s industry leading Cabana Club program delivers information to existing customers. Cabana Club members receive SMS and email communications highlighting new and upcoming product arrivals, member-only events, and special offers that connect them to their local Canna Cabana store. The program focuses on building long-term purchase habits and a strong relationship with customers. Over 50% of the Company’s daily business is conducted with regular Cabana Club members. Cabana Club members spend, on average, 20% more than non-Cabana Club members, which enhances the Retail Segment’s overall basket-size. This is a confirmation that the Company’s one-stop shop ecosystem helps to attract and retain new and existing customers.

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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

During the fiscal year, the Company launched its proprietary data analytics service named CabanalyticsTM and started generating recurring subscription-based revenue. The CabanalyticsTM program provides subscribers with a monthly report of anonymized consumer purchase data, in order to assist them with forecasting and planning their future product decisions and implementing appropriate marketing initiatives. The Company continues to realize significant increases in its data analytics service through a growing subscriber base.

Gross Profit

For the year ended October 31, 2020, gross profit increased by 172% or $19,496 to $30,812 (2019: $11,316). The increase in gross profit was driven by an increase in sales volume and the optimization of sales costs. The gross profit margin also increased to 37% in the year ended October 31, 2020 (2019: 36%).

Operating Expenses

With continued cost control initiatives, operating expenses decreased by $1,174 or 4% for the year ended October 31, 2020 compared to 2019, and as a percentage of revenue decreased by 64% in 2020 to 36% (2019: 99%).

Salaries, wages, and benefits expenses increased by $2,810 in 2020 compared to the prior year. The increase in staffing was due to the planned need for additional personnel within the Retail Segment to facilitate growth in the number of cannabis locations and, by extension, an increase in revenue. The increase is salaries, wages and benefits expense include an offset in the form of amounts received from the Government of Canada’s Canadian Emergency Wage Subsidy. During, the year ended October 31, 2020, the Company received $840 in Canada Emergency Wage Subsidy, which has been offset against wages and salaries in the consolidated statements of net loss.

General and administrative expenses decreased by $1,816 for 2020 compared to 2019 primarily because of the adoption of IFRS 16 resulting in reclassification of lease payments to depreciation and finance costs, and cost saving initiatives.

Professional fees decreased by $3,915 during 2020 compared to the prior year because of one-time costs incurred in the prior year.

Financing and Other Costs

Financing and other costs of $10,009 was recorded during 2020 (2019: $3,089), representing the expense associated with the interest expense related to convertible debentures, the accretion of lease liabilities, transaction costs related to securing a loan, as well as transaction costs related to the Company’s acquisitions and business development.

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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Segment Operations

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the year ended October 31,	2020	2019	2020	2019	2020	2019	2020	2019
	($)	($)	($)	($)	($)	($)	($)	($)
Total Revenue	74,981	24,002	7,911	6,686	373	606	83,265	31,294
Gross profit	27,575	8,074	2,867	2,642	370	600	30,812	11,316
Income (loss) from operations	5,175	(6,154)	(800)	(2,482)	(3,579)	(11,238)	796	(19,874)
Net Income (loss)	319	(10,275)	(848)	(3,432)	(5,825)	(12,586)	(6,354)	(26,292)

Total assets	46,678	32,350	5,972	4,819	17,161	3,574	69,811	40,743
Total liabilities	22,893	4,521	1,894	672	33,301	26,142	58,088	31,336

Retail Segment Performance

The Company’s Retail Segment demonstrated significant sales growth with an increase in revenue of $50,979 in 2020 compared to the prior year. Revenue growth is primarily attributable to its acquired businesses, which resulted in an increased number of Canna Cabana locations and transactions on Grasscity.com due to shifting consumer habits.

Same-store retail revenue

Same-store sales refers to the change in revenue generated by the Company’s existing retail cannabis locations over the period. The Company had one cannabis location that was operational for full twelve months throughout the year ended October 31, 2020 and October 31, 2019. For this one cannabis location, same-store sales increased by 17% compared to the year ended October 31, 2019. The increase was primarily related to limited competition in Alberta for the first half of fiscal year of 2020. There were approximately 230 cannabis locations in Alberta as of October 31, 2019 vs. approximately 480 as of October 31, 2020.

Grasscity.com

Grasscity attracted approximately 26 million users in 2020. 77% of site visits originated from North America, the site has more than 560,000 customers in its database, approximately 1,050,000 recipients in its e-mail database, with over 6,808,000 current forum members, including over 310,000 dedicated readers of its weekly newsletter. The online store has more than 45,550 certified customer reviews and there are over 290,000 total followers of Grasscity on Instagram, Facebook, and YouTube. High Tide continues to invest in Grasscity to refresh its online sales platform, increase its searchability, align its supply chain with Valiant, and optimize its distribution channels. Grasscity enables the Company to leverage its vertical integration to improve order fulfillment, customer reach, product margins and its overall profitability.

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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Gross profit for fiscal 2020 increased by $19,501 compared to the prior year and the gross profit margin increased to 37% (2019: 34%). The increase in the gross margin was due to product mix optimization and revenue contributions by Canna Cabana and Grasscity.com, which resulted in a higher blended gross margin.

For the year ended October 31, 2020 the Retail Segment recorded income from operations of $5,175 compared to a loss from operations of $6,154 for the year ended October 31, 2019.

Wholesale Segment Performance

Revenues in the Company’s Wholesale Segment increased by 18% or $1,225 to $7,911 for the year ended October 31, 2020 (2019: $6,686). The Company’s Wholesale Segment attracted a significant number of new wholesale and distributor clients due to its proprietary and licensed products.

Gross profit increased by $225 to $2,867 for the year ended October 31, 2020 (2019: $2,642).

The Wholesale Segment reported a loss from operations of $800 for the year ended October 31, 2020 (2019: loss $2,482).

Corporate Segment Performance

The Corporate Segment’s main function is to administer the other two Segments (Retail and Wholesale) and is responsible for the executive management and financing needs of the business. The Corporate Segment earned revenues of $373 for the year ended October 31, 2020 (2019: $606). The revenue was made up of royalty fees and other revenues.

Geographical Markets

* USA revenues are related to sale of consumption accessories and not related to sale of cannabis.

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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The following presents information related to the Company’s geographical markets and product mix:

For the year ended October 31, 2020		Retail	Wholesale	Corporate	Total
		$	$	$	$
Primary geographical markets (i)
	Canada	64,406	3,596	373	68,375
	USA	9,940	4,315	-	14,255
	International	635	-	-	635
Total revenue		74,981	7,911	373	83,265
Major products and services
	Cannabis	58,320	-	-	58,320
	Smoking accessories	13,554	7,541	-	21,095
	Franchise royalties and fees	604	-	360	964
	Data analytics services	2,185	-	-	2,185
	Other revenue	318	370	13	701
Total revenue		74,981	7,911	373	83,265

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

Sales performance increased significantly, on average, with Canna Cabana leading Canadian sales and Grasscity contributing to USA and International sales. Revenues in the International market are comprised of sales made to all countries outside of North America.

Summary of Quarterly Results

(C$ in thousands,	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
except per share amounts)	2020	2020	2020	2020	2019	2019	2019	2019
Revenue	24,876	24,104	20,570	13,715	11,409	8,288	6,596	5,001
Adjusted EBITDA(a)	3,626	3,397	1,773	(822)	(5,968)	(3,369)	(3,486)	(3,441)
Income (loss) from Operations	1,133	1,624	156	(2,117)	(6,393)	(4,038)	(4,582)	(4,628)
Net Income (loss)	(1,324)	3,827	(4,911)	(3,946)	(15,427)	(3,724)	(3,319)	(3,821)
Net Income (Loss) Per Share (Basic)	(0.01)	0.02	(0.02)	(0.02)	(0.07)	(0.02)	(0.02)	(0.02)
Net Income (Loss) Per Share (Diluted)	(0.01)	0.02	(0.02)	(0.02)	(0.07)	(0.02)	(0.02)	(0.02)

(a)	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net Loss is found under “EBITDA and Adjusted EBITDA” in this MD&A.
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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Revenue

Revenue increased by 118% or $13,467 to $24,876 in the fourth quarter of fiscal 2020 (2019: $11,409). The increase in revenue was driven primarily by the Company’s Retail Segment via the operations of Canna Cabana and Grasscity.

Addition of new stores and business combinations such as 2680495 Ontario Inc. (Canna Cabana Hamilton, Ontario), 102088460 Saskatchewan Ltd. (Canna Cabana Tisdale, Saskatchewan), Saturninus Partners (Canna Cabana Sudbury, Ontario), into the Company contributed $9,096 of the fourth quarter increase in revenue while existing businesses contributed $4,371.

Same-store retail revenue

The Company had 13 cannabis locations that were operational for full three months throughout the fourth quarter of fiscal 2020 and fourth quarter of fiscal 2019. For these 13 cannabis locations, same-store sales decreased by 9% compared to the fourth quarter of fiscal 2019. The decrease was primarily related to increased competition in Alberta for the fourth quarter of fiscal year 2020.

Gross Profit

For the fourth quarter of fiscal 2020, gross profit increased by 112% or $4,613 to $8,727 (2019: $4,114). The increase in gross profit was driven by an increase in sales volume and the optimization of sales costs. The gross profit margin decreased to 35% in the fourth quarter of fiscal 2020 (2019: 36%). The decrease in gross profit margin was driven primarily by the Company’s closure of the remaining Smoker’s Corner locations resulting in a one-time inventory write-off of $252 and a true up of a United States sales tax provision related to Grasscity in the amount $396. Adjusting for these items, gross margin for the fourth quarter of 2020 would have been 38%.

Operating Expenses

For the fourth quarter of fiscal 2020, operating expenses decreased by 29% or $3,146 to $7,594 (2019: $10,740). The decrease in operating expenses was driven by continued optimization of cost structure including a decrease in professional fees in the fourth quarter of fiscal 2020. The implementation of IFRS 16 resulted in further decrease to general and administrative expenses. During the fourth quarter of fiscal 2020, the Company received $191 in Canada Emergency Wage Subsidy, which further contributed to the decrease in operating expenses.

Adjusted EBITDA

Adjusted EBITDA increased by $9,594 to $3,626 in the fourth quarter of fiscal 2020 (2019: loss of $5,968).

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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

EBITDA and Adjusted EBITDA

The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

	2020(1)				2019(2)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Income (loss)	(1,324)	3,827	(4,911)	(3,946)	(15,429)	(3,724)	(3,319)	(3,820)
Income taxes	(165)	316	163	(85)	2,998	(1,310)	(1,166)	(1,230)
Accretion and interest	573	2,456	2,529	1,734	1,676	1,040	231	36
Depreciation and amortization	2,213	1,771	1,544	1,269	478	462	275	186
EBITDA	1,297	8,370	(675)	(1,028)	(10,277)	(3,532)	(3,979)	(4,828)
Gain on extinguishment of financial liability	(505)	-	-	-	(129)	-	-	-
Foreign exchange	(64)	4	(17)	(4)	49	(41)	(39)	75
Transaction and acquisition costs	1,496	193	173	622	(36)	-	-	142
Impairment loss	458	-	247	-	4,820	-	-	-
Revaluation of derivative liability	706	67	125	(439)	(732)	-	-	-
Loss on settlement of convertible debenture	142	-	-	-	-	-	-	-
(Gain) Loss on extinguishment of debenture	(418)	(3,576)	186	-	-	-	-	-
Share-based compensation	29	2	71	27	180	207	590	1,232
Smoker’s Corner closure costs related to inventory	252	-	-	-	-	-	-	-
Revaluation of marketable securities	-	(1,663)	1,663	-	-	-	-	-
Related party balances written off	-	-	-	-	34	-	-	-
Gain on disposal of property and equipment	-	-	-	-	-	2	-	(2)
Discount on accounts receivable	-	-	-	-	87	(5)	(58)	(24)
Adjusted EBITDA	3,626	3,397	1,773	(822)	(5,968)	(3,369)	(3,486)	(3,441)

(1)	Cash outflow for the lease liabilities during the three-months ended October 31, 2020 were $987, three-months ended July 31, 2020 were $783, three-months ended April 30, 2020 were $728 and $693 for three months ended January 31, 2020.
(2)	Financial information for 2019 has not been restated for the adoption of IFRS 16.

Financial Position, Liquidity and Capital Resources

Assets

As at October 31, 2020, the Company had a cash balance of $7,524 (2019: $806).

Working capital including cash as at October 31, 2020 was a deficit of $8,183 (October 31, 2019: surplus $1,939). The change is mainly due to the maturity of convertible debt of $14,446 and related derivative liability of $764 being less than 12 months away as of October 31, 2020. During the first quarter of 2020, the Company secured a credit facility of up to $10,000 from Windsor Capital. During the second quarter of 2020, the Company agreed to sell the assets of KushBar and to Halo Labs for $5,700. During the third quarter of 2020, the Company restructured $10.8 million of debt into an interest free debenture due in 2025. These transactions, positive cash flow from operations, the acquisition of META Growth Corp. subsequent to the year-end, and the closing of a bought deal for gross proceeds of $23,000 subsequent to the year end, provide the Company enough liquidity for its working capital needs and to pursue its near-term expansion plan. As of the date of this MD&A, the Company has a cash balance of approximately $38,000.

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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Total assets of the Company were $70,337 on October 31, 2020 compared to $40,743 on October 31, 2019. The increase in total assets is primarily due to an increase in intangible assets because of the acquisition of 2680495 Ontario Inc. (“2680495”), operating as a branded Canna Cabana store in Hamilton, Ontario, the acquisition of 102088460 Saskatchewan Ltd. (“102088460”) which operates a licensed retail cannabis store in Tisdale, Saskatchewan, and a 50% interest in Saturninus Partners, operating as branded Canna Cabana store in Sudbury, Ontario. Assets also increased due to capital asset additions and prepaid lease deposits due to the expansion during the period. The increase in total assets is also due to the recognition of right-of-use assets amounting to $16,413 because of the transition to IFRS 16 on November 1, 2019.

Liabilities

Total liabilities increased to $59,088 at October 31, 2020 compared to $31,336 on October 31, 2019 primarily due to the adoption of IFRS 16 on November 1, 2019. On adoption of IFRS 16, the Company recognized lease assets and liabilities in relation to leases previously classified as “operating leases” under the previous accounting standards. The remaining increase was due to convertible debentures of $6,158. The proceeds from convertible debenture were used for expansion and working capital.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities (1)	Units Outstanding
Issued and outstanding common shares	630,515,702
Warrants	148,175723
Stock options and RSUs	24,806,469
Convertible debentures	71,567,402

(1)	Refer to the Company’s Consolidated Financial Statements for a detailed description of these securities.

Cash Flows

During the year ended October 31, 2020, the Company had an overall increase in cash of $6,718 (2019: decrease $7,392).

Total cash generated from operating activities was $6,590 for the year ended October 31, 2020 (2019: $14,833 cash used in operating activities). The increase in operating cash outflows is primarily driven by increase in revenue, cost optimization initiatives and adoption of IFRS 16. Cash used in investing activities was $3,303 (2019: $16,922) because of cash paid for the acquisitions of 2680495 and 102088460, net of the sale of marketable securities. Cash from financing activities was $3,431 (2019: $24,363) because of issuing convertible debentures and drawing on the Windsor Capital credit facility to facilitate business acquisitions, net of repayment of convertible debenture and lease payments.

Liquidity

In addition to cash and non-cash working capital discussed above, the Company secured a credit facility of up to $10,000 from Windsor Capital during the first quarter of 2020. The Company also agreed to sell the assets of KushBar retail cannabis stores to Halo Labs for amended proceeds of $5,700. On July 24, 2020, the Company entered into a debt restructuring agreement for $10,808 of the Company’s outstanding debt held by a key industry investor under an 8.5% senior unsecured convertible debenture issued in December 2018, to an interest free debenture due in 2025. The Company agreed to pay to the key investor certain structured installment payments over a period of over approximately three years, beginning on November 1, 2021. As well, subsequent to year end October 31, 2020, the Company acquired META Growth Corp. and closed a bought deal of $23,000. These transactions provide the Company enough liquidity for its working capital needs and to pursue its near-term expansion plan.

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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Capital Management

The Company’s objectives when managing capital resources are to:

I.	Explore profitable growth opportunities.
II.	Deploy capital to provide an appropriate return on investment for shareholders.
III.	Maintain financial flexibility to preserve the ability to meet financial obligations; and
IV.	Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year-over-year sustainable profitable growth. The Company is not subject to any externally imposed capital requirements. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash-on-hand and financings as required.

Off Balance Sheet Transactions

The Company does not have any financial arrangements that are excluded from the Financial Statements as at October 31, 2020, nor are any such arrangements outstanding as of the date of this MD&A.

Transactions Between Related Parties

As at October 31, 2020, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Financing transactions

As at October 31, 2019, the Company owed the non-controlling interest shareholder of KushBar Inc. $701.The loan carries no interest and was settled on December 10, 2019. Included in the convertible debenture issued on December 12, 2018, was an investment by CannaIncome Fund Corporation for a total subscription amount of $250, whose CEO is a director of the Company.

Operational transactions

An office and warehouse unit, approximately 27,000 square feet, has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is five years with two additional five-year term extensions exercisable at the option of the Company. To facilitate the mortgage for the development of this unit, a loan guarantee of up to $1,500 has been provided by a subsidiary of High Tide Inc.

Subsequent events

i.	On November 18, 2020, the Company closed the acquisition of Meta Growth Corp (“Meta Growth” or “META”). Pursuant to the terms of the Arrangement, holders of common shares of META (“META Shares”) received 0.824 (the “Exchange Ratio”) High Tide Shares for each META Share held. In total, High Tide acquired 237,941,274 META Shares in exchange for 196,063,610 High Tide Shares, resulting in former META shareholders holding approximately 45.0% of the total number of issued and outstanding High Tide Shares.

ii.	On November 18, 2020, the Company extended the maturity date of $1.25 million of its convertible debentures originally due in December 2020 by 24 months in exchange for such debenture holders consenting to amend the conversion price of the debentures to $0.22 per common share of High Tide (“High Tide Share”). Also, High Tide has extended the maturity date of $1 million of its convertible debentures originally due in June 2021 on the same terms.

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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

iii.	On November 30, 2020, the Company has settled debt in the aggregate of $1,220 through the issuance of a total of 7,178,418 common shares in the capital of High Tide (the “HITI Shares”), consisting of: (i) 4,976,471 HITI Shares at a deemed price of $0.17 per HITI Share in connection with META’s semi-annual interest payment of $846 due and payable on November 30, 2020 owing to the holders of the 8.0% convertible secured senior debentures issued pursuant to the to the terms of the convertible denture indenture dated November 23, 2018 between TSX Trust Company (“TSXT”) and META, and the supplement debenture indenture dated November 16, 2020 between TSXT, META and the Company (the “Debenture holder Interest Obligation Shares”); (ii) 1,176,470 HITI Shares in aggregate to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders; (iii) 250,000 HITI Shares in aggregate to certain members of senior management of the Company; (iv) and 775,477 HITI Shares in aggregate to the independent members of the Board of Directors.

iv.	On December 8, 2020, the Company also issued an aggregate of 1,124,999 common shares of High Tide (“Interest Shares”) to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders.

v.	On December 14, 2020, the Company announced that, further to its news release dated January, 7, 2020, Windsor Private Capital (“Windsor”) has agreed to extend the maturity of its credit facility (the “Facility”) pursuant to a loan amendment agreement entered into between the parties on December 8, 2020. The Loan Amendment extends the maturity date by one year from December 15, 2020 to December 31, 2021 and a subsequent one-year extension moves the maturity date from December 31, 2021 to December 31, 2022. In addition, Windsor agreed to reduce the interest rate from 11.5% to 10.0% per annum. In addition, High Tide and Windsor have agreed to amend the terms of the warrants issued to Windsor on January 7, 2020 in connection with entering into the Facility. The Company issued to Windsor 58,823,529 warrants to purchase 58,823,529 Shares at a price per Share equal to 150% of the Conversion Price in effect on the date of exercise for a period of two years from the date of issuance. As of December 8, 2020, of the 58,823,529 Warrants only 35,294,117 Warrants have vested while the remaining 23,529,412 Warrants have not vested. The parties agreed to amend the Warrants to: (i) confirm that only 35,294,117 Warrants have vested, while the remaining 23,529,412 are no longer eligible to vest and are cancelled, (ii) set the exercise price at $0.255, (iii) remove the downward adjustment provisions relating to the exercise price, and (iv) extend the expiry to December 31, 2022.

vi.	On January 4, 2021, the Company issued an aggregate of 833,332 common shares of High Tide (“Interest Shares”) to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders.

vii.	On January 7, 2021, the Company’s wholly owned subsidiary, Meta Growth Corp. (“Meta”) reached a new agreement to extend the maturity of its credit facilities totaling $20,000 (the “Credit Facilities”) from Opaskwayak Cree Nation (“OCN”) to December 31, 2024 at a reduced rate of 10% per annum by removing the annual administration fee of 2.5%. In addition, the Company, Meta and OCN agreed to transition the remaining undrawn balance under the Credit Facilities, being $6,750, from Meta to the Company, whereby the Company will have the ability to draw down on the Remaining Credit Balance directly. As such, the Company and OCN have entered into a loan agreement with OCN for the Remaining Credit Balance, maturing December 31, 2024, which includes the same reduced interest rate of as the Credit Facilities.

viii.	On January 25, 2021, the Company entered into an agreement to acquire all of the issued and outstanding shares of Smoke Cartel (“SC”) for US$8.0 Million, implying an approximate value of US$0.309 per SC Share, representing a premium of 33% to Smoke Cartel’s last closing share price of US$0.232 (Jan. 22, 2021). The consideration will be comprised of: (i) US$6.0 Million in common shares of High Tide (“HT Shares”) on the basis of a deemed price per HT Share equal to the volume weighted average price per HT Share on the TSX Venture Exchange for the 10 consecutive trading days preceding closing of the Transaction; and (ii) US$2.0 Million in cash. As a result of U.S. securities law considerations, significant Smoke Cartel shareholders have agreed to allow the Cash Consideration to be allocated first to Smoke Cartel’s shareholders generally, who will be paid fully in cash, using all or a portion of the Cash Consideration. Pursuant to the Acquisition Agreement, 25% of the Share Consideration will be placed in escrow for a period of 12 months from Closing. The Acquisition Agreement, 25% of the Share Consideration will be placed in escrow for a period of 12 months from Closing.
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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

ix.	On February 22, 2021, the Company closed of its previously announced “bought deal” short-form prospectus offering (the “Offering”) of units of the Company (the “Units”), including the exercise in full of the underwriters’ over-allotment option. The Offering was led by ATB Capital Markets Inc. and Echelon Wealth Partners Inc., together with Beacon Securities Limited and Desjardins Securities Inc. In connection with the Offering, the Company issued an aggregate of 47,916,665 Units at a price of $0.48 per Unit, for aggregate gross proceeds of $23,000. Each Unit is comprised of one common share of the Company (each, a “Common Share”) and one half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $0.58, for a period of 36 months following the closing of the Offering. The TSX Venture Exchange has conditionally approved the listing of (i) the Common Shares and the Warrants issued pursuant to the Offering, and (ii) the Common Shares issuable upon the exercise of the Warrants, the broker warrants issued to the Underwriters, and the Warrants comprising the Units underlying such broker warrants.

x.	During the month of January and February 2021 $29,225 of debt was converted into common shares. During the same period various holders of options and warrants have elected to exercise their respective instruments resulting in $3,422 of cash proceeds to the Company.

Financial Instruments

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk because of holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by senior management in conjunction with the Board of Directors.

Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents balance is limited because the counterparties are large commercial banks. The amount reported for trade receivable in the statement of financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Trade receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations as well as debt and equity financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations.

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

Outlook

With the transaction of META Growth having closed, the Company has solidified its leadership position in Canada. High Tide remains focused on the Ontario market. While pandemic restrictions are causing a delay in construction in much of the province, the Company is encouraged by the Alcohol and Gaming Commission of Ontario’s decision on February 16, 2021 to increase the pace of Retail Store Authorizations it issues from 20 to 30 a week. The Company expects to reach 30 open stores in the province by September 30, 2021, the date on which the cap for any one retailer can own is set to increase from 30 to 75.

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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

While competition is increasing in the Alberta cannabis market, the Company has still been able to find pockets of areas where it believes it can profitably open new stores. With the slowdown in construction in Ontario, the Company has increased the pace of buildouts in Alberta and expects several locations to open in the province this month. The Company is also optimistic regarding the recent announcement by the Alberta Gaming and Liquor Commission, that it is considering recommending regulatory and legislative changes that will be favourable to licensed cannabis retailers. The Company is also in discussions regarding potential tuck in acquisitions of retail stores in Canada.

The Company has been actively following developments in the U.S. cannabis sector, and while it appears that further liberalisation regarding the federal regulatory and legislative environment is possible, our immediate strategy does not rely on regulatory change. Despite this, we remain just one transaction away from entering the bricks and mortar retail market in the U.S. when federally permissible. High Tide believes it is very well positioned to take advantage of the growing ancillary and hemp derived CBD markets and estimates its current revenue run rate in the U.S., pro forma for the Smoke Cartel acquisition, to be over $25 million today. The Company is in discussions with various parties across the federally permissible ecosystem in the U.S. which could help further expand its operations – and believes that its current financial health and application to list its shares on the Nasdaq may help accelerate its growth.

Risk Assessment

Management of High Tide defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company. The following section describes specific and general risks that could affect the Company. The following descriptions of risk do not include all possible risks as there may be other risks of which management is currently unaware.

Changes in Laws and Regulations

The Company is subject to a variety of applicable laws, including those relating to the marketing, acquisition, manufacturing, management, transportation, storage, sale, packaging and labeling, and disposal of cannabis and cannabis products. The Company is also subject to applicable laws relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As applicable laws pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Changes to applicable laws could have a Material Adverse Effect.

The legislative framework pertaining to the Canadian adult-use cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may also limit the Company’s ability to participate in such market.

Failure to Manage Growth Successfully

The Company’s business has grown rapidly in the last year. The Company’s growth places a strain on managerial, financial, and human resources. The Company will need to provide adequate operational, financial and management controls and reporting procedures to manage the continued growth in the number of employees, scope of operations and financial systems as well as the geographic area of operations. Expanding the business into new geographic areas requires the Company to incur costs, which may be significant, before any associated revenues materialize. Future growth beyond the next 12 months will depend upon several factors, including but not limited to the Company’s ability to:

●	issue further equity and/or take on further debt to fund the completion of the Company’s expansion plans, including the build-out of new recreational cannabis stores and the expansion of its client base.

●	hire, train, and manage additional employees to provide agreed upon services.

●	execute on and successfully integrate acquisitions; and

●	expand the Company’s internal management to maintain control over operations and provide support to other functional areas within High Tide.
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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

High Tide’s inability to achieve any of these objectives could harm the Company’s business, financial condition, reputation, and operating results.

Dependence on Key Personnel

The success of High Tide is largely dependent on the performance of its key employees and directors. Failure to retain key employees and directors and to attract and retain additional key employees with necessary skills could have a material adverse impact on the Company’s growth and profitability. The departure of any key personnel could have a material adverse effect on the Company’s business, results of operations and financial condition.

Ancillary Business in the United States Cannabis Industry

The Company derives a portion of its revenues from the cannabis industry in certain States. The Company is not directly or indirectly engaged in the manufacture, importation, possession, use, sale, or distribution of cannabis in the recreational or medical cannabis industry in the U.S., however, the Company may be considered to have ancillary involvement in the U.S. cannabis industry. Due to the current Business and any future opportunities, the Company may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct or indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction, in addition to those described in this MD&A.

Significant Risk of Enforcement of U.S. Federal Laws

There can be no assurance that the U.S. federal government will not seek to prosecute cases involving cannabis businesses, including those of the Company, notwithstanding compliance with the securities laws of the applicable state of the United States. Such proceedings could have a Material Adverse Effect.

Further, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a Material Adverse Effect, including on its reputation and ability to conduct business, its ability to list its securities on stock exchanges, its financial position, its operating results, its profitability or liquidity or the value of its securities. In addition, the time of Management and advisors of the Company and resources that would be needed for the investigation of any such matters or their final resolution could be substantial.

Competition

The Company faces, and will continue to face, intense competition from other companies, some of which can be expected to have longer operating histories and greater financial resources (including technical, marketing, and other resources compared to the Company). Such companies may be able to devote greater resources to the development, promotion, sale and support of their respective products and services. Such companies may also have more extensive customer bases and broader customer relationships and may make it increasingly difficult for the Company to, among other things, enter into favorable business agreements, negotiate favourable prices, recruit or retain qualified employees, and acquire the capital necessary to fund capital investments by the Company.

In addition, Management estimates that, as of the date of this MD&A, there may be currently hundreds of applications for Retail Store Authorizations being processed by applicable cannabis regulatory authorities. The number of Authorizations granted, and the number of retail cannabis store operators ultimately authorized by applicable cannabis regulatory authorities, could have an adverse impact on the ability of the Company to compete for market share in the cannabis market within various jurisdictions in Canada. The Company also faces competition from illegal cannabis dispensaries, engaged in the sale and distribution of cannabis to individuals without valid Authorizations.

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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Lastly, as the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors may be expected to increase significantly. Such increases may also be accompanied by shifts in market demand, and other factors that Management cannot currently anticipate, and which could potentially reduce the market for the products of the Company, and ultimately have a Material Adverse Effect.

To remain competitive in the evolving cannabis market, the Company will need to invest significantly in, among other things, research and development, market development, marketing, production expansion, new client identification, distribution channels, and client support. If the Company is not successful in obtaining sufficient resources to invest in these areas, the ability of the Company to compete in the cannabis market may be adversely affected, which could have a Material Adverse Effect.

Failure to Secure Retail Locations

One of the factors in the growth of the Company’s Cannabis retail business depends on the Company’s ability to secure attractive locations on terms acceptable to the Company. The Company faces competition for retail locations from its competitors and from operators of other businesses. There is no assurance that future locations will produce the same results as past locations.

Cyber Risks

The Company and its third-party services provider’s information systems are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. The operations of the Company depend, in part, on how well networks, equipment, information technology systems and software are protected against damage from several threats. The failure of information systems or a component of information system could, depending on the nature of any such failure, could have a material adverse effect on the Company’s, business, its reputation, results of operations and financial condition.

Epidemics and Pandemics (including COVID-19)

The Company faces risks related to health epidemics, pandemics, and other outbreaks of communicable diseases, which could significantly disrupt its operations and could have a Material Adverse Effect. In particular, the Company could be adversely impacted by the effects of COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). Since December 31, 2019, the outbreak of COVID-19 has led governments worldwide to enact emergency measures to combat the spread of the virus. These measures, which include, among other things, the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Such events may result in a period of business disruption, and in reduced operations, any of which could have a Material Adverse Effect.

As of the date of this MD&A, the duration and the immediate and eventual impact of COVID-19 remains unknown. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its industry partners. To date, several businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. However, the exact extent to which COVID-19 impacts, or will impact the Business will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat COVID-19 (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Business, including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, reduced access to supply, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Company’s control, which could have a Material Adverse Effect. There can be no assurance that the personnel of the Company will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs because of these health risks. In addition, COVID-19 represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have a Material Adverse Effect.

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High Tide Inc. Management’s Discussion and Analysis For the year ended October 31, 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Licenses and Permits

The ability of the Company to continue the Business is dependent on the good standing of various Authorizations from time to time possessed by the Company and adherence to all regulatory requirements related to such activities. The Company will incur ongoing costs and obligations related to regulatory compliance, and any failure to comply with the terms of such Authorizations, or to renew the Authorizations after their expiry dates, could have a Material Adverse Effect.

Although Management believes that the Company will meet the requirements of applicable laws for future extensions or renewals of the applicable Authorizations, there can be no assurance that applicable governmental entities will extend or renew the applicable Authorizations, or if extended or renewed, that they will be extended or renewed on the same or similar terms. If the applicable governmental entities do not extend or renew the applicable Authorizations, or should they renew the applicable Authorizations on different terms, any such event or occurrence could have a Material Adverse Effect.

The Company remains committed to regulatory compliance. However, any failure to comply with applicable laws may result in additional costs for corrective measures, penalties, or restrictions on the operations of the Company. In addition, changes in applicable laws or other unanticipated events could require changes to the operations of the Company, increased compliance costs or give rise to material liabilities, which could have a Material Adverse Effect.

Cannabis Prices

A major part of the Company’s revenue is derived from the sale and distribution of cannabis in Canada, as such, the profitability of the Company may be regarded as being directly related to the price of cannabis. The cost of production, sale, and distribution of cannabis is dependent on several key inputs and their related costs, including equipment and supplies, labour and raw materials related to the growing operations of cannabis suppliers, as well other overhead costs such as electricity, water, and utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could have a Material Adverse Effect. Further, any inability to secure required supplies and services or to do so on favourable terms could have a Material Adverse Effect. This includes, among other things, changes in the selling price of cannabis and cannabis products set by the applicable province or territory. There is currently no established market price for cannabis and the price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline could have a Material Adverse Effect.

The operations of the Company may be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry.

Difficulty to Forecast

The Company relies, and will need to rely, largely on its own market research to forecast industry statistics as detailed forecasts are not generally obtainable, if obtainable at all, from other sources at this early stage of the adult-use cannabis industry. Failure in the demand for the adult-use cannabis products because of competition, technological change, change in the regulatory or legal landscape or other factors could have a Material Adverse Effect.

Political and Other Risks Operating in Foreign Jurisdictions

The Company has operations in various foreign markets and may have operations in additional foreign and emerging markets in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the controlled substances industry in such foreign jurisdictions. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; fluctuations in currency exchange rates, military repression, war or civil unrest, social and labour unrest, organized crime, terrorism, violent crime, expropriation and nationalization, renegotiation or nullification of existing Authorizations, changes in taxation policies, restrictions on foreign exchange and repatriation, and changes political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

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